CLIFTON STAR RESOURCES INC.

c/o 430 – 580 Hornby Street

Vancouver, B.C. V6C 3B6

905-726-8585

Clifton Star Drilling Encounters Wide Widths on Beattie-

Donchester Mine Properties

Vancouver, BC -- July 10, 2008 - Clifton Star Resources Inc. (TSX.V: CFO) ["Clifton Star"], a junior mining exploration company with a focus on six properties that have had historic production of gold, silver, copper and nickel, is pleased to announce wide width drilling encounters on Clifton Star's Beattie-Donchestor Mine Pro perties.  Fred Archibald P. Geo, OGQ, Vice President of Exploration reports that diamond drilling on the Beattie southeast extension and the Donchester north zone has reported that DHB08-22 has intersected continuous mineralization from 302.80 m to 423.25 m depth over a core length of 120.45 m. DHD08-01 has intersected continuous mineralization from 233.0 m to 356.0 m depth over a core length of 123.0 m and with two other sections a total of 167.25 m of mineralization within this hole.  Core samples have been sent for assaying with an expected three-week response time.

Three assays have been received out of a total of twenty drill holes on the southeast extension of the south zone. B08-03 returned values of 3.0 g/t Au over a 14.0 m intersection and within that intersection a 3.20 m section tested 15.51 g/t Au.  B08-23 intersected a mineralized zone beginning at 216.75 m for a core length of 14.10 m returned 2.61 g/t Au. B08-15 within a mineralized section of 25.30 m, a 9.60 m section averaged 4.0 g/t Au. B08-16 over an intersection of 11.80 m which returned 12.22 g/t Au and within this intersection a 9.80 m section returned 14.36 g/t Au. B08- 17 has returned a partial assay of 3.57 g/t Au over 19.50 m within a 65.95 m intersection.

Other highlights include:

Drilling has begun on the Dumico where a drill hole in 1933 returned 69.94 g/t Au over 1.52 m.  The Dumico was a former producer along with the Beattie and Donchester which together produced over 1.1 million oz Au.

Partial assays have been received from three drill holes which have increased the northwest extension of the Beattie North Zone.

B08-08A intersected a mineralized zone beginning at 181.25 m for a core length of 13.43 m. Within that intersection a 7.10 m section returned 7.24 g/t Au.

B08-11 intersected a mineralized zone beginning at 271.80 m for a core length of 14.70 m returning a value of 3.74 g/t Au.

B08-12 intersected a mineralized zone beginning at 38 m for a core length of 5.50 m and within that intersection a 4.0m returned 3.90 g/t Au.

On the Duquesne, DQ08-31 returned values of 8 g/t Au over 2.2 m beginning at 515.05 m on vein 20B.

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About Clifton Star Resources Inc.:

Clifton Star Resources Inc. (TSX.V: CFO) ["Clifton Star"] is a junior mining exploration company with a focus on six properties that have had historic production of gold, silver, copper and nickel. The portfolio consists of five properties near the Porcupine- Destor Fault in Quebec and one on the Manitoba Ontario border.

With seven drills operating, Clifton Star is well capitalized for the 2008 program.  Tailings reclamation on the Beattie property has the potential to yield 220,000 ounces of gold over three years. A Humphrey Spiral concentrator is in operation to test the tailings for recoverability of the contained gold.

This news release has been read and approved by Fred Archibald P Geo Vice-President of Exploration who is deemed to be a Qualified Person under NI43-101.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Contact Information

Tracy Weslosky & Fred Cowans

Managing Partners

pro-edge consultants inc

Tel: 416.581.0177

Fax: 416.581.0144

Toll free in North America 1.866.544.9622

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